                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                                  LUBY'S INC.
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                                (Name of Issuer)


                     Common Stock, $.32 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   549282101
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                                 (CUSIP Number)

                                Nadelle Grossman
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                              Houston, Texas 77010
                                 (713) 651-5151
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 9, 2002
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7b for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 549282101                                           PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    HARRIS JAMES PAPPAS
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES CITIZEN
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,231,900
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,231,900
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,231,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 549282101                                           PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CHRISTOPHER JAMES PAPPAS
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,231,900
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,231,900
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,231,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)

ITEM 1.  SECURITY AND ISSUER.

No change since the Amendment No. 2 to Schedule 13D was filed on July 23, 2001.

ITEM 2.  IDENTITY AND BACKGROUND.

No change since the Amendment No. 2 to Schedule 13D was filed on July 23, 2001.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change since the Amendment No. 2 to Schedule 13D was filed on July 23, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

As disclosed on Amendments No.'s 1 and No. 2 to Schedule 13D filed by Harris James Pappas ("H. Pappas") and Christopher James Pappas ("C. Pappas," and together with H. Pappas, the "Shareholders," and each, individually, a "Shareholder") jointly, on March 16, 2001 and July 23, 2001, respectively, with the Securities and Exchange Commission (the "SEC"), the Shareholders have become executive officers and members of the Board of Directors of Luby's, Inc. (the "Company"). In such capacities they have had, and expect to continue to have, the opportunity to influence the management, and affect the performance, of the Company, subject to the supervision of the Company's Board. Each Shareholder was granted an option (each, individually, an "Option," and together, the "Options") to purchase 1,120,000 shares of common stock, $.32 par value per share, of the Company (the "Common Stock") at an exercise price of $5 per share, as compensation for his service to the Company. The Options become exercisable by the Shareholders over three years in accordance with a vesting schedule set forth in the Options, and are otherwise subject to the terms, restrictions and limitations set forth in the Options. According to the vesting schedule, the Options become exercisable for 50% of the Common Stock granted pursuant to the Options on March 9, 2002. As was disclosed on Amendment No. 2 to Schedule 13D, on June 13, 2001 the Options became exercisable for 25% of the Common Stock granted pursuant to the Options. This Amendment No. 3 reflects the increase in the number of shares of Common Stock beneficially owned by the Shareholders arising from their right to acquire an additional 25% of the Common Stock granted to the Shareholders pursuant the Options. As a result of this increase, the Shareholders are entitled to exercise the Options to acquire 50% of the Common Stock granted pursuant to the Options.

Also as disclosed on the Amendment No. 1 to Schedule 13D filed on March 16, 2001, the Shareholders entered into a Purchase Agreement with the Company (the "Purchase Agreement") setting forth the Shareholders' agreed-to investment in the Company. Pursuant to and in accordance with the terms of the Purchase Agreement, the Shareholders have purchased promissory notes (the "Notes") in the aggregate principal amount of $10 million. The Notes are convertible into shares of Common Stock at the Shareholders' election (at a conversion price of $5 per share), subject to certain restrictions and limitations set forth in the Notes. Interest on the Notes is payable in Common Stock for the first two years after issuance of the Notes under certain circumstances set forth in the Notes.

Other than the foregoing, there has been no change since the Amendment No. 2 to
Schedule 13D was filed with the SEC on July 23, 2001.

The Purchase Agreement, including the form of Notes, and Options are attached as exhibits to the Amendment No. 1 to Schedule 13D filed with the SEC on March 16, 2001.

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ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)      AGGREGATE NUMBER AND PERCENTAGE OF SHARES OWNED.

                  As of the date of this Amendment No. 3 to Schedule 13D, the Shareholders beneficially own an aggregate of 2,463,800 shares of Common Stock, which includes an aggregate of 1,120,000 shares of Common Stock that the Shareholders have a right to acquire pursuant to the Options. The Shareholders beneficially own, or have a right to acquire pursuant to the Options, in the aggregate 11% of the issued and outstanding Common Stock, such percentage being calculated by dividing 2,463,800 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire pursuant to the Options, by the Shareholders) by 22,422,943 (the number of issued and outstanding shares of Common Stock, excluding treasury shares, as of December 27, 2001, as reported in the Company's Form 10-Q for the quarter ended November 21, 2001). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below:

                      C. Pappas                         1,231,900

                      H. Pappas                         1,231,900
                                                        ---------
                         TOTAL                          2,463,800

         Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire.

         (b)      NUMBER OF SHARES BENEFICIALLY OWNED BY THE SHAREHOLDERS.

                  Harris James Pappas

                  H. Pappas has sole power to vote, and to dispose of, 1,231,900 shares of Common Stock, which includes 560,000 shares of Common Stock that H. Pappas has a right to acquire pursuant to an Option, such shares being beneficially owned by him.

                  Christopher James Pappas

                  C. Pappas has sole power to vote, and to dispose of, 1,231,900 shares of Common Stock, which includes 560,000 shares of Common Stock that C. Pappas has a right to acquire pursuant to an Option, such shares being beneficially owned by him.

         (c)      There has been no change since the Amendment No. 2 to
Schedule 13D was filed on July 23, 2001, other than an aggregate of 1,120,000 shares of Common Stock that are issuable to the Shareholders upon exercise of the Options for 50% of the Common Stock granted to the Shareholders thereunder. The Shareholders have not yet exercised the exercisable portions of the Options.

         (d) No change since the Amendment No. 2 to Schedule 13D was filed on July 23, 2001.

         (e) No change since the Amendment No.2 to Schedule 13D was filed on July 23, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

No change since the Amendment No. 2 to Schedule 13D was filed on July 23, 2001 except to the extent set forth in Item 4 hereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Ex. A    Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1)
                  Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

         Ex. B Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. C Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. D Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. E Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. F Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. G Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

         --------------
         * All Material to be Filed as Exhibits have been filed as exhibits to the Schedule 13D filed by the Shareholders with the SEC on December 16, 2000 or the Amendment No. 1 to
                  Schedule 13D filed by the Shareholders with the SEC on March 16, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2002


                                           /s/ HARRIS JAMES PAPPAS
                                           ---------------------------------
                                               Harris James Pappas

                                           /s/ CHRISTOPHER  JAMES PAPPAS
                                           ---------------------------------
                                               Christopher James Pappas